As filed with the Securities and Exchange Commission on April 4, 2008

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
ANNUAL REPORT
of the
Nordic Investment Bank
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amount as to which	Names of exchanges on
Title of Issues	registration is effective	which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Executive Director
Nordic-Baltic Executive Director’s Office
International Monetary Fund
700 19th Street, N.W.
Washington, D.C. 20431
Copies to:
Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Main Tower, Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

*	The registrant is filing this annual report on a voluntary basis.

FORWARD LOOKING STATEMENTS
EXPLANATORY NOTE
SIGNATURE
Exhibit Index
Exhibit 8
Exhibit 9

FORWARD LOOKING STATEMENTS
     Certain of the statements contained in this Annual Report on Form 18-K, as amended (the “Amended 18-K”) may be statements of future expectations and other forward-looking statements that are based on management’s views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words “may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. Nordic Investment Bank (“NIB”) assumes no obligation to update any forward-looking information contained in this Amended 18-K.
EXPLANATORY NOTE
     NIB, in connection with its Registration Statement under the Securities Act of 1933 (Schedule B), relating to Debt Securities and/or Warrants to Purchase Debt Securities, Registration No. 333-142934, hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006 (the “Annual Report”) as follows:
     The following additional exhibits are added to the Annual Report:

Exhibit VIII	Financial Report of NIB for the period ended December 31, 2007
Exhibit IX	Consent of Ernst & Young, independent auditors

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank has duly caused this amendment to its annual report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 4th day of April 2008.

By:	/s/ Juha Kotajoki
Juha Kotajoki
Vice President Risk Management and Accounting

Exhibit Index

Exhibit VIII	Annual Report of NIB for the period ended December 31, 2007
Exhibit IX	Consent of Ernst & Young, independent auditors